NEW GOLD PROVIDES RAINY RIVER PROJECT DEVELOPMENT UPDATE

(All dollar figures are in US dollars unless otherwise indicated)

September 7, 2016 – New Gold Inc. ("New Gold") (TSX:NGD) (NYSE MKT:NGD) today provides an update on the construction of the company's Rainy River project, located in northwestern Ontario, which remains on schedule for its targeted mid-2017 start-up. Once in production, Rainy River should generate significant gold production growth for New Gold with expected average annual production of 325,000 ounces at low all-in sustaining costs.

RAINY RIVER – PROJECT UPDATE THROUGH THE END OF AUGUST 2016

- Overall construction progress over 45% complete
- Concrete placement over 85% complete
- Steelwork erection and cladding over 85% complete
- Powerline complete and main substation and switching station over 70% complete and on schedule for connection to hydro grid in the fourth quarter of 2016
- Installation of mechanical, piping, electrical and instrumentation in processing facilities 15% complete
- Ball and SAG mill shells in place
- Pre-leach thickener complete and leach tanks over 80% complete
- Construction of water management facility reinitiated after receiving approval in mid-August
- Final tailings redesign has been submitted to the Ontario Ministry of Natural Resources and Forestry ("MNRF") for review
- Consistent with emerging industry best practices, New Gold has extended its tailings redesign across its full facility and accelerated the purchase of $35 million of equipment into the construction phase, resulting in a total estimated $105 million increase in development capital costs, which includes $20 million of contingency
- 243 people currently on full-time operations team with over 70% from local communities, including over 30% from Indigenous communities
- Material moved for mine development on target
- No Lost Time Incidents since New Gold acquired the project in 2013

WATER AND TAILINGS MANAGEMENT FACILITIES

As previously disclosed, during the course of the construction of the water management facility earlier in 2016, New Gold identified areas underlying both the water and tailings management facilities where the strength of the foundation is less than was estimated for the original designs.

In mid-August, New Gold received approval from the MNRF to recommence work on the water management facility and construction is now underway. The company plans to complete the construction, which includes flattening of slopes and the addition of rock toe buttresses, by the end of October 2016. In July, New Gold received approval to begin pumping water from the Pinewood River to the storage facility and the company anticipates that as it progresses its construction, it should be permitted to steadily increase the amount of water stored in the facility.

In line with best practices in Canada, in the second half of 2015, the company established an Independent Tailings Review Board ("ITRB"), which is comprised of four independent engineers, to provide input with respect to tailings management at New Gold's operations and projects. After receiving additional feedback from the ITRB and MNRF, New Gold recently submitted the final redesign of the Rainy River tailings management facility for review by the MNRF.

The final redesign submitted is consistent with the approach previously envisioned, including the use of flatter slopes and wick drains. New Gold had previously estimated that approximately 30% of the tailings structures would require redesign, however, after completing its analysis, including input from the ITRB and regulators, and consistent with emerging industry best practices, the company has decided to extend the redesign across all of the tailings facility.

At the same time, New Gold continues to work with Environment and Climate Change Canada towards obtaining a Schedule 2 amendment, required to deposit mine waste in certain creeks, which is targeted to be received in mid-2017. However, in order to ensure that the targeted mid-2017 project start-up is not dependent on this amendment, New Gold's redesign of the tailings management facility also incorporated a smaller starter dam within the broader facility, which is an approach used at other Canadian mining operations. Based on its location and scale, the starter dam would provide capacity for approximately six months of mine waste and does not require a Schedule 2 amendment.

CAPITAL COST UPDATE

As a result of the implementation of the tailings redesign across the whole facility, the incorporation of the starter dam into the overall design and other construction adjustments, New Gold estimates that it will require eight million tonnes of additional construction rock to complete these structures. This represents approximately twice the amount of material previously estimated for completion of the water and tailings management facilities. To facilitate the movement of this additional material, the company has decided to accelerate the purchase of eight haul trucks, one shovel and two dozers into the construction phase. Previously, the majority of this equipment was scheduled to be purchased during the first year of mine operations with the balance a few years into the mine life. In addition, New Gold intends to purchase one excavator, one dozer and a small maintenance fleet, which were not previously scheduled to be purchased in Rainy River's development or operating period.

The accelerated purchase of the haul trucks, shovel and dozers brings forward approximately $35 million of capital expenditures that were otherwise due to be incurred early in Rainy River's operating period. Positively, the cost of this equipment is expected to be $10 million, or 22%, below what the company had included in its estimated life-of-mine costs. This $10 million savings covers the cost of the smaller incremental equipment requirements noted above. The flattening of the slopes across all of the water and tailings management facilities, including material requirements and operating costs, is estimated to result in an incremental $35 million of development costs, while the addition of the starter dam within the broader tailings management facility is estimated to cost $15 million. These items, coupled with an estimated $10 million increase in costs associated with completion of the process facilities, results in a total increase in capital costs during the development period of $105 million, which includes $20 million of contingency. Early in the operating period, the impact of this increase in development costs should be partially offset by a net $30 million reduction in costs that were previously scheduled to be incurred once production commenced at Rainy River.

The total project development capital spending through August 31, 2016 was approximately $565 million. Based on an assumed C$1.30/US$ exchange rate on capital expenditures going forward, the remaining capital cost from September 1, 2016 through the targeted mid-2017 production start is estimated to be $480 million, including $50 million of contingency.

FINANCIAL UPDATE

New Gold's cash and cash equivalents as at August 31, 2016 were approximately $145 million. The company also has a $300 million revolving credit facility, of which $125 million has been used to issue letters of credit, with the $175 million balance remaining undrawn. Though New Gold does not currently anticipate requiring it, the company's revolving credit facility also provides New Gold with the option to draw an additional $50 million above and beyond the base $300 million, subject to lender participation. In addition, the remaining $75 million of the stream deposit will be received from RGLD Gold AG, a wholly-owned subsidiary of Royal Gold Inc., when 60% of the estimated Rainy River project development capital has been spent and other customary conditions have been satisfied, which is expected to be in the fourth quarter of 2016. Combining these three sources of funding provides the company with pro forma liquidity of approximately $400 million. At the same time, with 2016 guidance for all-in sustaining costs[1] of $750 to $790 per ounce, New Gold's four operations continue to generate robust margins and cash flow.

Overall, the Rainy River project enhances New Gold's growth pipeline through its significant production scale at below current industry average costs and exciting longer-term exploration potential in a great mining jurisdiction. Relative to the company's consolidated 2016 gold production guidance of 360,000 to 400,000 ounces, Rainy River alone is expected to produce an average of 325,000 ounces of gold annually, which will more than offset the decrease in production and cash flow arising from the transition of Cerro San Pedro to residual leaching. The company looks forward to advancing the Rainy River project and providing further updates on its development.

ABOUT NEW GOLD INC.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and two significant development projects. The New Afton Mine in Canada, the Mesquite Mine in the United States, the Peak Mines in Australia and the Cerro San Pedro Mine in Mexico, provide the company with its current production base. In addition, New Gold owns 100% of the Rainy River and Blackwater projects, both in Canada, as well as a 4% gold stream on the El Morro project located in Chile. New Gold's objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the company, please visit www.newgold.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: guidance for production and all-in sustaining costs ("AISC"); planned design for the tailings management area; planned rock requirements, equipment purchases and other development activities at the Rainy River project; expected capital costs and contingency amounts; the expected production, costs, economics and operating parameters of the Rainy River project; the capacity of the starter dam; targeted timing for permits and for development and other activities related to the Rainy River project including start-up; and statements with respect to the payment of the remaining $75 million from Royal Gold.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's annual and quarterly management's discussion and analysis ("MD&A"), its Annual Information Form and its Technical Reports filed at www.sedar.com. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations; (2) political and legal developments in jurisdictions where New Gold operates being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current mineral reserve and mineral resource estimates; (4) the exchange rate between the Canadian dollar and U.S. dollar being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold's current expectations; (7) arrangements with Indigenous groups in respect of the Rainy River project being consistent with New Gold's current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines; (9) the results of the feasibility study for the Rainy River project being realized; (10) conditions to the payment of the remaining $75 million from Royal Gold being satisfied later in 2016; and (11) with respect to guidance for 2016 AISC, refer to "2016 Guidance" in New Gold's news release dated February 17, 2016 for the key assumptions.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada and the United States; discrepancies between actual and estimated production, between actual and estimated mineral reserves and mineral resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: in Canada, obtaining the necessary permits for the Rainy River project; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of reserves and resources; competition; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the feasibility study for the Rainy River project; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of Indigenous groups; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's disclosure documents filed on and available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

NON-GAAP MEASURES

(1) ALL-IN SUSTAINING COSTS
"All-in sustaining costs" per ounce is a non-GAAP financial measure. Consistent with guidance announced in 2013 by the World Gold Council, an association of various gold mining companies from around the world of which New Gold is a member, New Gold defines "all-in sustaining costs" per ounce as the sum of total cash costs, capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature and environmental reclamation costs, all divided by the ounces of gold sold to arrive at a per ounce figure. New Gold believes this non-GAAP financial measure provides further transparency into costs associated with producing gold and assists analysts, investors and other stakeholders of the company in assessing the company's operating performance, its ability to generate free cash flow from current operations and its overall value. This data is furnished to provide additional information and is a non-GAAP financial measure. All-in sustaining costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS. Further details regarding historical all-in sustaining costs and a reconciliation to the nearest IFRS measures are provided in the MD&A accompanying New Gold's financial statements filed from time to time on www.sedar.com.

TECHNICAL INFORMATION

The scientific and technical information relating to the construction of New Gold's Rainy River Project contained herein has been reviewed and approved by Peter Marshall, Vice President, Project Development of New Gold. Any other scientific and technical information contained herein has been reviewed and approved by Mark A. Petersen, Vice President, Exploration of New Gold. Mr. Marshall is a Professional Engineer and a member of the Association of Professional Engineers and Geoscientists of British Columbia. Mr. Petersen is a SME Registered Member, AIPG Certified Professional Geologist. Both Mr. Marshall and Mr. Petersen are "Qualified Persons" for the purposes of NI 43-101.

For further information, please contact:

Hannes Portmann
Executive Vice President, Business Development
Direct: +1 (416) 324-6014
Email: info@newgold.com